United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2006

Commission File Number: 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Victor Zhikai Gao
Name:	Victor Zhikai Gao
Title:	Company Secretary

Dated: November 13, 2006

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated November 10, 2006, entitled “ CNOOC Ltd. Made Discovery in New Exploration Area.”

Exhibit 99.1

CNOOC Ltd. Made Discovery in New Exploration Area

(Hong Kong, November 10, 2006) - CNOOC Limited (NYSE: CEO, SEHK: 883, “the Company”) announced today that its wildcat Jinzhou (JZ) 31-6-1 drilled in Bohai Bay has successfully completed, indicating the Company has made a breakthrough in the exploration in lithologic traps as planned and implemented this year.

JZ 31-6-1 was drilled on Structure JZ 31-6 in the East Block of Liaodong Bay. It is located 2 kilometers southwest of JZ 31-1 gas field and 16 kilometers northwest of JZ 25-1S field, with an average water depth of 28 meters. The well, which was drilled to a total depth of 2,305 meters, encounters gas pay zones of 16.5 meters.

The well was tested to flow about 11.7 million cubic feet of gas per day via 11.91 mm choke during the drill stem test.

Mr. Zhu Weilin, Vice President of the Company and General Manager of the Exploration Department commented, “Drilling of JZ 31-6-1 is a meaningful endeavor to explore lithologic traps in Bohai Bay. This success brought us an exciting breakthrough in the new exploration area. We believe that it will be of strategic significance for the Company’s future reserve growth.”

The Company is making appraisal of the Structure JZ 31-6, to determine its reserve scale and commercial value.

Ends

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors’ current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

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For further enquiries, please contact:

Mr. Xiao Zongwei

General Manager of Investor Relations

CNOOC Limited

Tel: +86-10-8452-1646

Fax: +86-10-8452-1441

E-mail: xiaozw@cnooc.com.cn

Ms. Carol Wong

Ketchum Newscan Public Relations Ltd

Tel: +852-3141-8098

Fax: +852-2510-8199

E-mail: Sharon.Fung@knprhk.com